Exhibit (a)(5)(iii)

NII HOLDINGS ANNOUNCES CLOSING OF ITS TENDER OFFER FOR 4.25% CONVERTIBLE SENIOR NOTES DUE 2023

RESTON, Va., March 5, 2020 - NII Holdings, Inc. (“NII”) today announced the closing of its previously announced tender offer (the “Tender Offer”) to purchase up to $103.1 million aggregate principal amount of its outstanding 4.25% Convertible Senior Notes due 2023 (the “Notes”) under which NII offered to pay, in cash, an amount equal to $1,090 per $1,000 principal amount of Notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the Notes accepted in the Tender Offer.

As of the expiration date on March 4, 2020, a total of $84.3 million aggregate principal amount of Notes was validly tendered and not validly withdrawn. NII accepted for purchase all of these validly tendered Notes pursuant to the Tender Offer. NII expects to pay a total of $92.1 million for the purchase of the Notes, including interest, on the settlement date of March 9, 2020.

After settlement, approximately $28.7 million aggregate principal amount of the Notes will remain outstanding.

J.P. Morgan Securities LLC acted as the Dealer Manager for the Tender Offer. D.F. King & Co., Inc. served as the Information Agent and Depositary for the Tender Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities.

Media Contacts:

NII Holdings, Inc.
1405 S Fern Street, #93001
Arlington, VA 22202
 (703) 390-5100
www.nii.com

Investor and Media Relations: Dan Freiman
(703) 547-5209
dan.freiman@nii.com